

09056247

3/13

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01|01|08 AND ENDING 12|31|08
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: dba STOCK TRADORS
Joslin, Jeffrey Aley

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 BEACH BLVD. STE 271

(No. and Street)

HUNTINGTON BEACH   CA   92647
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF JOSLIN   714·375-1788
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LINDA Y. COX

(Name – if individual, state last, first, middle name)

12812 VALLEY VIEW ST. STE 12   GARDEN GROVE CA 92845
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____JEFF JOSLIN_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____STOCK TRADERS_____ , as
of _____Dec 31_____ , 20 _08_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____- NONE -_____

_____Signature_____

_____Principal_____
Title

_____Notary Public_____

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1. _____
2. _____
3. _____
4. _____
5. _____
6. _____

Signature of Document Signer No. 1	Signature of Document Signer No. 2 (if any)

State of California

County of __Orange__

CHRISTINA RICE
Commission # 1756466
Notary Public - California
Orange County
My Comm. Expires Jul 12, 2011

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this

__24__ day of __FEBRUARY__, 20__09__, by
Date   Month   Year

(1) __JEFF JOSLIN__,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ☒

(and

(2) _____,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature _____
Signature of Notary Public

━━━━━━━━━━━━━━━━ OPTIONAL ━━━━━━━━━━━━━━━━

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document:_____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

©2007 National Notary Association• 9350 De Soto Ave., P.O. Box 2402 •Chatsworth, CA 91313-2402• www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

STOCKTRADERS

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008

StockTraders
Financial statements and supplementary information
For the twelve months ended December 31, 2008

CONTENTS

February 23, 2009

LINDA Y. COX

Certified Public Accountant

12812 Valley View Street, Suite 12
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@verizon.net

Jeffrey Joslin

dba StockTraders

Huntington Beach, CA

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

I have audited the accompanying balance sheet of Jeffrey Joslin, dba StockTraders (a sole proprietorship) as of December 31, 2008, and the related statements of income, cash flows, sole proprietor's equity, and changes in liability subordinated to claims of general creditors for the twelve months then ended. These financial statements are the responsibility of StockTraders. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Jeffrey Joslin, dba StockTraders, as of December 31, 2008, and the results of its operations and the changes in its financial position for the twelve months then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared solely from the accounts of Jeffrey Joslin, DBA Stocktraders, and do not include the personal accounts of the owner or those of any other operations in which he is engaged. Federal taxes on income of the owner are computed on his total income from all sources; accordingly, no provision for such taxes is included in these statements.

LINDA Y. COX, CPA

Garden Grove, CA

StockTraders
Balance Sheet
December 31, 2008

Assets

Current Assets
Cash--Checking & Petty Cash	$1,527	
Cash--Southwest Securities (footnote #3)	47,358	
GE Interest Plus Savings Accont	70,057	
Commissions Receivable	7,380	
Total Current Assets		$126,322

Fixed Assets
Furniture and Fixtures (footnote #2)	7,380	
Less: Accumulated Depreciation (footnote #5)	(7,380)	
Total Fixed Assets		0

Other Assets
Security Deposit (footnote #4)	735	
Total Other Assets		735

Total Assets $127,057

Liabilities and Owner's Equity

Current Liabilities
Commissions Payable	$1,301	
Total Current Liabilities		$1,301

Owner's Equity
Capital, Jeffrey Joslin	153,418	
Draw, Jeffrey Joslin	(163,439)	
Net Income	135,777	
Total Owner's Equity		125,756

Total Liabilities and Owner's Equity $127,057

Revenues
Commissions (Footnote #6)	$171,799
Total Revenues	171,799

Expenses
Accounting	2,550
Advertising	3,240
Commissions Expense	16,702
Dues & Fees	1,258
Insurance	8,328
Miscellaneous	83
Postage	117
Quotations	233
Rent (Footnote #4)	9,367
Supplies	869
Telephone	2,268
Total Expenses	45,015

Income from Operations	126,784

Other Income (Loss)
Interest and Dividend Income	5,182
Capital Gain, Sale of Stocks	3,811
Total Other Income	8,993

Net Income	$135,777

StockTraders

Statement of Owner's Equity

December 31, 2008

Beginning Owner's Equity	$153,418
Adjustments to Owner's Equity	
Net Income	135,777
Personal Draws	(163,439)
Ending Owner's Equity	$125,756

StockTraders
Statement of Cash Flows
For the twelve months ended December 31, 2008

Cash flows from operating activiites
    Net Income from operations $126,784
    Adjustments to reconcile net income to net cash
    provided by operating activities:

Net Income from operations		$126,784
Decrease in accounts payable	($162)	
Increase in commissions receivable	(1,427)	
Decrease in commissions payable	(394)	
Total Adjustments		(1,983)
Net cash provided by operating activities		

Cash flows from investing acitivites

Interest and dividend income	5,182	
Sale of investment stock	3,811	
Net cash used in investing activities		8,993

Cash flows from financing activities

Less: Owner's draw	(163,439)	
Net cash provided by or used in financing activities		(163,439)
Net decrease in cash and cash equivalents		(29,645)
Cash and cash equivalents at beginning of year		148,587
Cash and cash equivalents at end of year		$118,942

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
December 31, 2008

Subordinated liabilities at December 31, 2008	$0
Subordinated to claims of general creditors during 2008	0
Liabilities subordinated to claims of general creditors at December 31, 2008	$0

StockTraders

Notes to Financial Statements

December 31, 2008

Note 1. BACKGROUND

Jeffrey Joslin, dba StockTraders (a sole proprietorship), is an introducing brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of its customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

StockTraders is registered with the SEC (Securities & Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation) and with the State of California, Department of Corporations.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

The cost of property and equipment are stated at cost. Depreciation for financial statement purposes is computed on the straight-line basis over the estimated useful lives of the assets, ranging from five to seven years (see footnote 5).

Note 3. CASH AND CASH EQUIVALENTS

Pursuant to contract terms between StockTraders and Southwest Securities, Inc. (a clearing broker), a minimum balance of $10,000 must be maintained in Stocktrader's Southwest Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Southwest Securities, Inc. based upon StockTraders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to StockTraders after all account debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

Note 4. SECURITY DEPOSIT/OFFICE LEASE

The $735 security deposit will be returned to StockTraders upon termination of the office lease per agreement between lessor and lesee. Future lease payments are $790 per month and the remaining lease commitment for 2009 is $3,950.

Note 5. DEPRECIATION

There is no depreciation expense for the year as the assets of the company have been fully depreciated,

	Estimated	Useful Life	Cost
Computer Equipment		5	$ 621
Furniture & Equipment		7	1,806
Total			2,427
Less Accumulated Depreciation			(2,427)
Fixed assets net of accumulated depreciation			$ -0-

Note 6. COMMISSIONS EARNED

All trading commissions are received through clearing brokers (see footnote 1). Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

Note 7. CAPITALIZATION REQUIREMENTS

Brokers or dealers who introduce customer accounts (introducing brokers) are required to maintain net capital of $50,000 during the period that they engage in the sale of securities. FINRA places an additional requirement on its members requiring capitalization at 120% of the minimum net capitalization requirement, or $60,000 (SEC Rule 17a-11). StockTraders net capital at December 31, 2008 of $117,414 was in compliance with the minimum net capitalization requirements. For a detailed analysis of net capital, see Supplemental Schedule #1 which is a part of these audited financial statements.

LINDA Y. COX
Certified Public Accountant

12812 Valley View Street, Suite 12
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@verizon.net

INDEPENDENT ACCOUNTANT'S AUDIT REPORT
ON SUPPLEMENTARY INFORMATION

The accompanying supplementary information contained in the following pages is presented for purposes of additional analysis and has been subjected to the same inquiries and analytical procedures applied in the audit of the basic financial statements. All information contained therein is the responsibility of StockTraders. In my opinion the schedules present fairly, in all material respects, the compliance with special regulatory requirements by StockTraders as of December 31, 2008.

LINDA Y. COX

Garden Grove, CA

StockTraders
Supplemental Schedule #1
December 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total assets	$127,057	
Less total liabilities	(1,301)	
Total net worth		$125,756
Total available capital		125,756
Less: nonallowable assets		
Security deposit	735	
Total nonallowable assets		735
Tentative net capital		125,021
Less haircuts on allowable assets		(1,401)
Net capital		$123,620

StockTraders

Supplemental Schedule #2

December 31, 2008

RECONCILIATION OF COMPUTATION OF NET CAPITAL

There were no material differences between the amount appearing on StockTraders PTIIA December 31, 2008 filing statement and the net capital calculated for the audited financial statements as of December 31, 2008.

DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

StockTraders

Supplemental Schedule #4

December 31, 2008

STATUS OF MEMBERSHIP IN SIPC

The Company is a member of the SIPC, but is exempt from filing a separate audited statement regarding its membership in the SIPC under SEC Rule 17a-5(e)(4). Companies who must submit audited financial statements and have gross revenues less than $500,000 are not required to file a supplemental independent public accountant's report covering Form SIPC-7. The minimum assessment for membership of $150, was paid by the Company in accordance with the applicable instructions for Form SIPC-4.

StockTraders
Supplemental Schedule #5
December 31, 2008

REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

In planning and performing my audit of the financial statements and supplemental schedules of the Company, for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemptions from Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

It is understood that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2008, and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2008.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

StockTraders
Supplemental Schedule #6
December 31, 2008

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

LINDA Y. COX

Certified Public Accountant

Professional Accounting and Tax Services